1000 Six PPG Place
Pittsburgh, PA 15222-5479
June 24, 2008
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Attn:  Ms. Tracey McKoy, Staff Accountant

RE:	Allegheny Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2007
Filed February 26, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed May 9, 2008
Definitive Proxy Statement filed March 25, 2008
File No. 001-12001
Dear Ms. McKoy:
     This letter further addresses the letter dated May 30, 2008 by the Staff of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2007, the Form 10-Q for the quarter ended March 31, 2008, and the Definitive Proxy Statement filed March 25, 2008 (the “Comment Letter”) for Allegheny Technologies Incorporated (the “Company”) and our conversations of June 18 and June 23, 2008.
     Set forth below is the Company’s response to the comment in the Comment Letter. For your convenience, the comment has been reproduced in bold text below and is numbered to correspond to the comments in the Comment Letter, and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Note 11 – Financial Information for Subsidiary Guarantors, p. 75
5. The December 31, 2007 and 2005 statements of cash flows report that the parent generated operating cash flows even though it has no cash and generates no revenue. Given the materiality of these amounts to consolidated operating cash flow, please tell us the source of these cash flows. The guidance in paragraph 136 of SFAS 95 regarding the classification of intercompany advances may be relevant. Note that the reported cash flow balances should only be impacted by actual cash transactions occurring during the period.

Ms. Tracey McKoy
U.S. Securities and Exchange Commission
June 24, 2008

In future filings, the Company will present cash flow related to intercompany activity between the parent company and the subsidiary and non-guarantor subsidiaries as financing activities consistent with the guidance of SFAS 95. In addition, we will include in the footnote an explanatory paragraph stating that prior period information has been reclassified to conform to the current method of presentation and noting the presentation changes.
Please contact the undersigned Dale G. Reid (412) 395-3057, Richard J. Harshman at (412) 394-2861 or Jon D. Walton at (412) 394-2836, with any questions or comments.
Very truly yours,
/s/ Dale G. Reid
Dale G. Reid
Vice President – Controller, Chief
Accounting Officer and Treasurer

cc:	L. Patrick Hassey
Richard J. Harshman
Jon D. Walton